Date	Reference (Document No)
2006-11-29	LME-06:003831 Uen
Your Date	Your Reference

Attending to this matter

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	LM Ericsson, Telephone Company
Form 20-F for the fiscal year ended December 31, 2005
Filed November 29, 2006

Dear Mr. Spirgel:

In response to the Securities and Exchange Commission’s letter to us, dated November 17, 2006, we respectfully request an extension to respond to the commission’s comments. We believe an extension to December 22, 2006 would allow us to adequately address and respond to the Commission’s comments.

The reason for this additional extension is that the comments raised by the Commission present complex accounting issues that need to be discussed with our outside legal and accounting advisors, which process requires more time than expected at the outset.

We believe the requested time extension will allow us to fully consider and respond to the comments made in the Commission’s November 17, 2006 letter. If you have any questions with respect to our request, please do not hesitate to contact Eva-Britt Allenius, our Head of External Management Information at +46 8 7199967 or me at +46 8 7195380.

Sincerely,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Roland Hagman
Roland Hagman
Telefonaktiebolaget LM Ericsson (publ)
Vice President Group Function Financial Control